UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 20, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

20 May 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

VESTING OF CONDITIONAL SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

On 19 May 2026, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020.

All figures in these columns are stated to 6 decimal places where applicable.

A number of Shares were sold to cover taxation obligations arising on the vesting of the awards as detailed in the table below.

Reason for the notification
Initial notification / Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Conditional Share awards granted under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2026 - 05 – 19
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.426512	11,949 (of which 4,719 were sold and 7,230 were retained)	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 20, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary
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